                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3)(*)

                         Austin's International, Inc.
                  -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                     ------------------------------------
                        (Title of Class of Securities)

                                 052481 10 8
                          --------------------------
                                (CUSIP Number)

                              J. Thomas Cookson
                               Holland & Knight
                             701 Brickell Avenue
                             Miami, Florida 33131
                                (305) 789-7779
                     ------------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 10, 1995
                          --------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 Pages

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   2      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                 Good Hope Development SA
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Panama
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     882,740
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               882,740
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           882,740
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           12.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           CO
          ---------------------------------------------------------------------
                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   3      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons           Alkiviadis-Gregorios Logothetis
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     882,740
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               882,740
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           882,740
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           12.5%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           IN
          ---------------------------------------------------------------------
                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   4      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons         Miyako Management Pacific Corp.
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Panama
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,158,124
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,158,124
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           2,158,124
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                       [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           28.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           CO
          ---------------------------------------------------------------------
                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   5      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                 John B. Goulandris
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,158,124
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,158,124
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           2,158,124
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                       [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           28.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           IN
          ---------------------------------------------------------------------
                    (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   6      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons               Voleon Shipping Corporation
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                Liberia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,354,574
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,354,574
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           2,354,574
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                       [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           31.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           CO
          ---------------------------------------------------------------------
                   (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   7      of   15    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                   Thrassivoulos Voyazides
          S.S. or I.R.S. Identification Nos.
          of Above Persons
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group(*)       (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(*)
                OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     2,354,574
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               2,354,574
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           2,354,574
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares(*)                                                       [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           31.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person(*)
           IN
          ---------------------------------------------------------------------
                   (*)SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The amended joint statement on Schedule 13D of Good Hope Developments SA, Alkiviadis-Gregorios Logothetis, Miyako Management Pacific Corp., John B. Goulandris, Voleon Shipping Corporation and Thrassivoulos Voyazides is hereby amended as follows:

Item 1.  SECURITY AND ISSUER.

         Item 1 is amended by the addition thereto of the following:

         Effective December 18, 1995, the Company retired 1,000,000 shares of Common Stock. The share information contained herein reflects the retirement of such shares.


Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by the addition thereto of the following:

         On December 13, 1995, Philip R. Connor, Jr. ("Connor") sold in a private transaction an aggregate of 2,793,800 shares of Common Stock to Good Hope, Miyako, Voleon, the Company and others pursuant to the terms of the Stock Purchase Agreement, dated December 7, 1995 (the "Stock Purchase Agreement"). Good Hope, Miyako and Voleon purchased 128,285 shares, 443,937 shares and 568,635 shares, respectively. The Company purchased 1,000,000 shares which it retired effective December 18, 1995. In connection with such sale by Mr. Connor, the Agreement, including the proxy held by Mr. Sargent, was terminated.

         The consideration for such purchases consisted of a combination of cash payments and releases by the purchasers. Good Hope, Miyako and Voleon paid $37,492.31, $84,493.38 and $121,227.03, respectively. In addition, each of the purchasers, including Good Hope, Miyako and Voleon, released Connor from any claims it may have had against Connor. Connor also released each of the purchasers from any claims he may have had against them. A copy of the Stock Purchase Agreement is filed as an exhibit hereto and the above description is qualified in its entirety by reference thereto.





                               Page 8 of 15 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5, paragraph (a) is amended by the deletion thereof in its entirety and the substitution therefor of the following:

         (a) The Reporting Persons beneficially own the following amounts of Common Stock:

                 (i) Good Hope has direct beneficial ownership of 882,740 shares of Common Stock, representing approximately 12.5% of the Common Stock. This includes 532,740 shares and an additional 350,000 shares which Good Hope has the right to acquire upon conversion of $175,000 principal amount of the Company's 8% Convertible Notes (the "New 8% Notes"). The New 8% Notes mature two years from the date of issuance and are convertible into Common Stock at $.50 per share. All of the New 8% Notes owned by Good Hope mature on January 17, 1998. Mr. Logothetis has indirect beneficial ownership of such 882,740 shares of Common Stock as a result of his ownership of all the outstanding stock of Good Hope.

                 (ii) Miyako has direct beneficial ownership of 2,158,124 shares of Common Stock, representing approximately 28.9% of the Common Stock. This includes 1,408,124 shares and an additional 750,000 shares which Miyako has the right to acquire upon conversion of $375,000 principal amount of New 8% Notes. The New 8% Notes owned by Miyako mature on December 15, 1997 ($25,000) and January 17, 1998 ($350,000). Mr. Goulandris has indirect beneficial ownership of such 2,158,124 shares of Common Stock as a result of his ownership of all the outstanding stock of Miyako.

                 (iii) Voleon has direct beneficial ownership of 2,354,574 shares of Common Stock, representing approximately 31.3% of the Common Stock. This includes 1,554,574 shares and an additional 800,000 shares which Voleon has the right to acquire upon conversion of $400,000 principal amount of New 8% Notes. The New 8% Notes owned by Voleon mature on December 13, 1997 ($350,000) and January 17, 1998 ($50,000).





                               Page 9 of 15 Pages

Mr. Th. Voyazides has indirect beneficial ownership of such 2,354,574 shares of Common Stock as a result of his ownership of all the outstanding stock of Voleon.

         Good Hope, Miyako and Voleon each previously owned warrants to purchase Common Stock at an exercise price of $5.00 per share (the "Warrants"). Pursuant to the Warrants, Good Hope, Miyako and Voleon had the right to acquire 35,000 shares, 20,000 shares and 33,500 shares, respectively. In each case, the Warrants expired unexercised on January 1, 1996.

         Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 5,395,438 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 62.6% of the Common Stock. Except as expressly stated herein, each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

         Item 5, paragraph (c) is amended by the addition thereto of the following:

                 (i)      Good Hope

                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
 12/13/95           Purchase         128,285        *             Purchased privately from Mr. Connor
                                                                  pursuant to the Stock Purchase Agreement

 1/17/96            Sale             275,000        2.00          Sold privately to Miyako

 3/13/96            Conversion       150,000        --            Conversion of $75,000 principal amount of
                                                                  New 8% Notes





                              Page 10 of 15 Pages

                 (ii)     Miyako


                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
12/13/95           Purchase         443,937        (*)           Purchased privately from Mr. Connor
                                                                 pursuant to the Stock Purchase Agreement

 1/17/96           Purchase         275,000        2.00          Purchased privately from Good Hope

 03/13/96          Conversion       350,000        --            Conversion of $175,000 principal amount of
                                                                 New 8% Notes

 3/25/96           Purchase           2,000        1.0625        Market

 3/26/96           Purchase          20,000        1.00          Market




                 (iii)    Voleon


                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
 12/13/95           Purchase         568,635        *             Purchased privately from Mr. Connor
                                                                  pursuant to the Stock Purchase Agreement

 3/13/96            Conversion       400,000        --            Conversion of $200,000 principal amount of
                                                                  New 8% Notes

 3/25/96            Purchase           1,000        1.00          Market


(*)See Item 4 for a discussion of the Stock Purchase Agreement

         Each of Good Hope, Miyako and Voleon has invested in securities convertible or exercisable into Common Stock. In each case, the investments were part of private placements by the Company.

                 (i)      Good Hope
         Paragraph (i) is amended by the addition thereto of the following:





                              Page 11 of 15 Pages

         On December 13, 1995, Good Hope purchased $50,000 principal amount of New 8% Notes. On January 17, 1996, Good Hope purchased an additional $200,000 principal amount of New 8% Notes. Good Hope converted $75,000 principal amount of New 8% Notes into 150,000 shares of Common Stock on March 13, 1996.

                 (ii)     Miyako

         Paragraph (ii) is amended by the addition thereto of the following:

         On October 10, 1995, Miyako purchased $100,000 principal amount of
New 8% Notes. Miyako purchased an additional $100,000 and $350,000 principal amount of New 8% Notes on December 15, 1995 and January 17, 1996, respectively. Miyako converted $175,000 principal amount of New 8% Notes into 350,000 shares of Common Stock on March 13, 1996.

                 (iii)    Voleon

         Paragraph (iii) is amended by the addition thereto of the following:

         On December 13, 1995 and January 17, 1996, Voleon purchased $50,000 and $550,000 principal amount of New 8% Notes, respectively. Voleon converted $200,000 principal amount of New 8% Notes into 400,000 shares of Common Stock on March, 13, 1996.

         In each case, Good Hope, Miyako and Voleon converted their New 8% Notes beginning with the first New 8% Notes purchased.

         The Company issued the New 8% Notes to refinance the Company's previously issued 8% Convertible Notes (the "8% Notes"), which were to mature on April 30, 1996 and were convertible into Common Stock at $.94 per share, and to provide working capital. As a result, all of the 8% Notes held by Good Hope, Miyako and Voleon were paid off from the proceeds of the issuance of the New 8% Notes and are no longer outstanding.





                              Page 12 of 15 Pages

         Item 7. MATERIAL TO BE FILED AS EXHIBITS.


         Item 7 is amended by the addition thereto of the following:

         Exhibit 3 Stock Purchase Agreement, dated December 7, 1995, among Austin's International, Inc., Good Hope Developments SA, Miyako Management Pacific Corp., Voleon Shipping Corporation, Lorenzo Mefalopoulos and ICSOS SA (incorporated by reference from the Company's Current Report on Form 8-K dated December 23, 1995).





                              Page 13 of 15 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated April 30, 1996


                                   GOOD HOPE DEVELOPMENTS SA


                                   By:   /s/ Spyros H. Buhayer

                                         --------------------------------------
                                         Name:  Spyros H. Buhayer
                                         Title: President and Director


                                   MIYAKO MANAGEMENT PACIFIC CORP.


                                   By:   /s/ Walter Raillard
                                         ---------------------------------------
                                         Name:  Walter Raillard
                                         Title: President and Director


                                   VOLEON SHIPPING CORPORATION


                                   By:   /s/ G. Calochristos
                                         ---------------------------------------
                                         Name:  G. Calochristos
                                         Title: Secretary/Treasurer and Director


                                   /s/ Alkiviadis-Gregorios Logothetis
                                   ---------------------------------------------
                                   Alkiviadis-Gregorios Logothetis


                                   /s/ John B. Goulandris
                                   ---------------------------------------------
                                   John B. Goulandris


                                   /s/ Thrassivoulos Voyazides
                                   ---------------------------------------------
                                   Thrassivoulos Voyazides


                              Page 14 of 15 Pages

                                 EXHIBIT INDEX


         EXHIBIT
         -------
                                                                            PAGE
                                                                            ----
         Exhibit 3        Stock Purchase Agreement, dated December 7,
                          1995, among Austin's International, Inc., Good
                          Hope Developments SA, Miyako Management Pacific
                          Corp., Voleon Shipping Corporation, Lorenzo
                          Mefalopoulos and ICSOS SA (incorporated by reference from the Company's Current Report on Form 8-K dated December 23, 1995).





                              Page 15 of 15 Pages

                                  ATTACHMENT


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                       *

                          Austin's International, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      --------------------------------------
                         (Title of Class of Securities)

                                  052481 10 8
                          ------------------------------
                                 (CUSIP Number)

                               J. Thomas Cookson
                                Holland & Knight
                              701 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 789-7779
                 ----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 19, 1994
                      ----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement [X].   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 Pages

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   2      of   22    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                  Good Hope Developments SA
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
           WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            Panama
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     777,220
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               777,220
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            777,220
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
            11.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   3      of   22    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons            Alkiviadis-Gregorios Logothetis
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     777,220
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               777,220
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            777,220
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
            11.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   4      of   22    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons            Miyako Management Pacific Corp.
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            Panama
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     709,527
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               709,527
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            709,527
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
            10.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   5      of   22   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons                    John B. Goulandris
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      709,527
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                709,527
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             709,527
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
             10.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   6      of   22    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons               Voleon Shipping Corporation
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Liberia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      1,243,045
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,243,045
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             1,243,045
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
             17.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
             CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 052481 10 8             SCHEDULE 13D   Page   7      of   22    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons              Thrassivoulos Voyazides
          S.S. or I.R.S. Identification Nos. of Above Persons

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
           Greece
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     ---
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,243,045
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    ---
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,243,045
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           1,243,045
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

 (13)     Percent of Class Represented by Amount in Row (11)
           17.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
           IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to Schedule 13D amends the Schedule 13Ds filed by each of Good Hope Developments SA, Miyako Management Pacific Corp. and Voleon Shipping Corporation. In each case, the disclosures contained in such previous
Schedule 13Ds are deleted and restated in their entireties as provided herein.

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Austin's International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2400 East Commercial Boulevard, Suite 800, Fort Lauderdale, Florida 33308.

Item 2.   Identity and Background.

     This statement is being filed by (i) Good Hope Developments SA, a Panamanian corporation ("Good Hope"), (ii) Alkiviadis-Gregorios Logothetis,
(iii) Miyako Management Pacific Corp., a Panamanian corporation ("Miyako"),
(iv) John B. Goulandris, (v) Voleon Shipping Corporation, a Liberian corporation ("Voleon"), and (vi) Thrassivoulos Voyazides. Good Hope, Miyako, Voleon and Messrs. Logothetis, Goulandris and Voyazides are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5(b)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The principal business of Good Hope is to invest in all forms of tangible and intangible property. Its registered office is P.O. Box 87, Panama 7, Republic of Panama. Good Hope's principal business address is c/o Ocean Trade & Transport Corp., 14 Domboli Street, GR 116 36, Athens, Greece. The following are the executive officers and directors of Good Hope:


                               Page 8 of 22 Pages

               S.H. Buhayer        President and Director
               W. Raillard         Vice President and Director
               J. Georgiou         Secretary/Treasurer and Director

     The present principal occupations of Messrs. Raillard and Georgiou are acting as an executive officer and director of Good Hope and other companies. The present principal occupation of Mr. Buhayer is director of Bureau Mandataire Trident S.A., a ship agency. Mr. Logothetis owns all of the outstanding stock of Good Hope. His present principal occupation is managing his personal investments.

     The business address of Messrs. Logothetis, Raillard and Georgiou is c/o Ocean Trade & Transport Corp., 14 Domboli Street, GR 116 36, Athens, Greece. The business address of Mr. Buhayer is c/o Libra Financiere SA, Avenue de 1'Avant-Poste 4, Case Postale 3230, 1002 Lausanne, Switzerland.

     The principal business of Miyako is to invest in all forms of tangible and intangible property. Its registered office is P.O. Box 87, Panama 7, Republic of Panama. Miyako's principal business address is c/o Libra Financiere SA, Avenue de l'Avant-Poste 4, Case Postale 3230, 1002 Lausanne, Switzerland. The following are the executive officers and directors of Miyako:

               W. Raillard         President and Director
               C.T. Coulouris      Vice President and Director
               S.H. Buhayer        Secretary/Treasurer and Director

     The present principal occupation of Mr. Coulouris is acting as an executive officer and director of Miyako. Mr. Goulandris owns all of the outstanding stock of Miyako. His present principal occupation is managing his personal investments.


                              Page 9 of 22 Pages

     The business address of each of Mr. Goulandris and Mr. Coulouris is c/o Libra Financiere SA, Avenue de l'Avant-Poste 4, Case Postale 3230, 1002 Lausanne, Switzerland.

     The principal business of Voleon is to invest in all forms of tangible and intangible property. Its registered office is 80 Broad Street, Monrovia, Liberia. Voleon's principal business address is c/o Rex Shipping Corporation, No. 2 Third September Street, Athens 10432, Greece. The following are the executive officers and directors of Voleon:

               Th. Voyazides       President and Director
               L. Voyazides        Vice President and Director
               G. Calochristos     Secretary/Treasurer and Director

     The present principal occupation of Mr. L. Voyazides is director of Transmarine Shipping Agencies Ltd. ("Transmarine"), a shipbroker, and investment adviser. The present principal occupation of Mr. Calochristos is manager of Transmarine. Mr. Thrassivoulos Voyazides owns all of the outstanding stock of Voleon. His present principal occupation is managing his personal investments.

     The business address of Mr. Th. Voyazides is c/o Rex Shipping Corporation, No. 2 Third September Street, Athens 10432, Greece. The business address of each of Mr. L. Voyazides and Mr. Calochristos is 121 Westminster Bridge Road, London SE1 7HR England.

     Mr. Buhayer and Mr. Raillard are Swiss citizens. Messrs. Logothetis, Goulandris, Th. Voyazides, L. Voyazides, Georgiou, Coulouris and Calochristos are Greek citizens.

     During the last five years, none of the Reporting Persons and none of the executive officers or directors of the corporate Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or


                              Page 10 of 22 Pages
similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     All of the funds used in connection with the acquisition of securities issued by the Company were derived from the respective working capital of Good Hope, Miyako and Voleon. See Item 5 - Interest in Securities of the Issuer for the respective total amounts paid by Good Hope, Miyako and Voleon.

Item 4.  Purpose of Transaction.

     Each Reporting Person acquired the Common Stock it beneficially owns for investment.

     On September 19, 1994, Good Hope, Miyako and Voleon and certain other shareholders of the Company entered into an Agreement (the "Agreement") with Philip R. Connor, Jr., then the Chairman of the Board, President and Chief Executive Officer of the Company and holder of a majority of the then outstanding shares of Common Stock. Under the terms of the Agreement, Mr. Connor agreed, among other things, to grant a right of first refusal to the other shareholders, among whom are the other parties to the Agreement, if he decides to sell any of his shares of Common Stock within the next two years at the price he would otherwise sell the shares. Pursuant to the Agreement, Mr. Connor also agreed to relinquish his rights to certain options and warrants to purchase Common Stock and sold 500,000 shares of Common Stock at $.50 per share to the other parties. Of these 500,000 shares, Good Hope, Miyako and Voleon purchased 102,455, 78,187 and 146,939 shares, respectively. Mr. Connor also granted a two-year proxy covering 1,750,000 shares of Common Stock (representing 50% of the shares he then owned) to James C. Sargent, a director of the Company and a party to the Agreement. Mr. Sargent is to vote such


                              Page 11 of 22 Pages
shares in his sole discretion and in the best interests of the Company, its shareholders and its Board of Directors. In the event Mr. Sargent is unable to carry out his duties under the proxy, the parties to the Agreement other than Mr. Connor may elect a successor. The proxy is irrevocable except upon Mr. Connor owning less than 10% of the issued and outstanding Common Stock or upon the vote of 50% of the issued and outstanding Common Stock other than the shares subject to the proxy.

     The Agreement further states that all of the shareholder parties other than Mr. Connor had informally represented to Mr. Sargent that they were ready, willing and able to use their respective best efforts to provide the Company with sufficient funds which they believe, in their sole discretion, are necessary so that the Company's four operating restaurants can be kept in operation and be put on a profitable basis. A copy of the Agreement is filed as an exhibit hereto and the above description is qualified in its entirety by reference thereto.

     In the ordinary course of their respective businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their respective investment in the Common Stock, the Reporting Persons are each currently exploring and may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above.
There is no assurance that the Reporting Persons will develop


                              Page 12 of 22 Pages
any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

     Since the date of the Agreement, Good Hope, Miyako and Voleon have continued to have periodic discussions with the management of the Company and Mr. Connor as part of their review of the performance of their investment in the Company and consideration of possible strategies for enhancing value, as discussed above. The Reporting Persons anticipate that these discussions will continue and may result in the acquisition of additional securities of the Company, including potentially the acquisition of securities sufficient to gain control of the Company.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own the following amounts of Common Stock:

          (i) Good Hope has direct beneficial ownership of 777,220 shares of Common Stock, representing approximately 11.2% of the Common Stock. This includes 529,455 shares and an additional 212,765 shares which Good Hope has the right to acquire upon conversion of $200,000 principal amount of the Company's 8% Convertible Notes (the "8% Notes") and 35,000 shares which Good Hope has the right to acquire upon exercise of warrants to purchase Common Stock (the "Warrants). The 8% Notes mature on April 30, 1996 and are convertible into Common Stock at $.94 per share. The Warrants expire on January 1, 1996 and are exercisable into Common Stock at $5.00 per share. Mr. Logothetis has indirect beneficial ownership of such 777,220 shares of Common Stock as a result of his ownership of all the outstanding stock of Good Hope.


                              Page 13 of 22 Pages

          (ii) Miyako has direct beneficial ownership of 709,527 shares of Common Stock, representing approximately 10.0% of the Common Stock. This includes 317,187 shares and an additional 372,340 shares which Miyako has the right to acquire upon conversion of $350,000 principal amount of 8% Notes and 20,000 shares which Miyako has the right to acquire upon exercise of Warrants. Mr. Goulandris has indirect beneficial ownership of such 709,527 shares of Common Stock as a result of his ownership of all the outstanding stock of Miyako.

          (iii) Voleon has direct beneficial ownership of 1,243,045 shares of Common Stock, representing approximately 17.0% of the Common Stock. This includes 624,439 shares and an additional 585,106 shares which Voleon has the right to acquire upon conversion of $550,000 principal amount of 8% Notes and 33,500 shares which Voleon has the right to acquire upon exercise of Warrants. Mr. Th. Voyazides has indirect beneficial ownership of such 1,243,045 shares of Common Stock as a result of his ownership of all the outstanding stock of Voleon.

     Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 2,729,792 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 34.2% of the Common Stock. Except as expressly stated herein, each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

     (b) Messrs. Logothetis, Goulandris and Th. Voyazides share voting and dispositive power with Good Hope, Miyako and Voleon, respectively, with respect to the shares of Common Stock directly owned by such corporations due to their respective ownership interests. Each such corporation shares voting and dispositive power with respect to the shares of Common Stock directly owned by it based on applicable law regarding corporate governance.


                              Page 14 of 22 Pages

     (c) The following are the transactions in the Common Stock effected by Good Hope, Miyako and Voleon:

          (i)  Good Hope

            Purchase  Number of Price/
 Date       or Sale   Shares    Share   How Effected
 ----       -------   ------   ------   ------------
 03/27/92   Purchase  350,000  $2.00   Purchased privately from the Company
 07/29/92   Purchase  120,000   5.125  Purchased in the Company's initial
                                       public offering ("IPO")

 07/27/94   Purchase   50,000   1.00   Purchased privately from Miyako

 08/03/94   Sale       90,000   5.125  Sold privately to Miyako

 09/27/94   Purchase  102,455    .50   Purchased privately from Mr. Connor
                                       pursuant to the Agreement

 10/24/94   Sale        3,000   2.75   Market

          (ii) Miyako


            Purchase  Number of Price/
 Date       or Sale   Shares    Share   How Effected
 ----       -------   ------    -----   ------------
 11/05/91   Purchase  200,000  $1.00   Purchased privately from the Company
 07/27/94   Sale       50,000   1.00   Sold privately to Good Hope

 08/03/94   Purchase   90,000   5.125  Purchased privately from Good Hope
 08/29/94   Sale        1,000   3.25   Market

 09/27/94   Purchase   78,187    .50   Purchased privately from Mr. Connor
                                       pursuant to the Agreement


          (iii) Voleon

            Purchase  Number    Price/
 Date       or Sale   of Shares Share   How Effected
 ----       -------   --------- -----   ------------

 10/08/91   Purchase  300,000  $1.00   Purchased privately from the Company
 04/01/92   Purchase   35,000   2.00   Purchased privately from the Company
 07/29/92   Purchase   80,000   5.125  Purchased in the Company's IPO
 07/29/92   Purchase   15,000   5.00   Market


                              Page 15 of 22 Pages


 07/30/92   Purchase    3,000   5.00   Market
 08/07/92   Purchase    2,000   4.875  Market
 08/10/92   Purchase    2,000   4.625  Market
 08/10/92   Purchase    3,000   4.625  Market
 08/20/92   Purchase    2,000   4.875  Market
 08/25/92   Purchase    1,000   4.75   Market
 09/02/92   Purchase    2,000   4.75   Market
 09/11/92   Purchase    2,000   4.75   Market
 09/14/92   Purchase    7,000   4.625  Market
 09/14/92   Purchase    1,000   4.625  Market
 10/23/92   Purchase    2,000   4.625  Market
 10/26/92   Purchase    2,000   4.625  Market
 11/11/92   Purchase    1,500   4.375  Market
 11/25/92   Purchase    2,000   4.25   Market
 11/27/92   Purchase    1,000   4.375  Market
 12/16/92   Purchase    1,500   4.125  Market
 12/18/92   Purchase    1,500   4.00   Market
 12/23/92   Purchase    3,000   4.00   Market
 01/06/93   Purchase    4,000   3.50   Market
 05/25/93   Purchase    1,500   3.125  Market
 06/28/93   Purchase    4,000   2.75   Market
 07/07/93   Purchase    2,500   2.625  Market
 08/03/93   Sale        2,000   4.375  Market
 08/03/93   Sale        2,000   4.375  Market
 09/27/94   Purchase  146,939    .50   Purchased privately from Mr. Connor
                                       pursuant to the Agreement


     Each of Good Hope, Miyako and Voleon has invested in securities convertible or exercisable into Common Stock. In each case, the investments were part of private placements by the Company.


                              Page 16 of 22 Pages

          (i)  Good Hope

     On December 15, 1994, Good Hope purchased $200,000 principal amount of the 8% Notes. In connection with its purchase of 350,000 shares of Common Stock on March 27, 1992, Good Hope also was issued 35,000 Warrants as part of Units consisting of 10,000 shares of Common Stock and 1,000 Warrants. The Warrants
originally were exercisable through January 1993.   Prior to such date the
expiration date of the Warrants was extended for an additional one-year period. The Company has continued to extend the expiration date of the Warrants, which are currently scheduled to expire on January 1, 1996. At the Company's option, upon 30 days notice, the Warrants may be redeemed at a price of $.01 per Warrant.

          (ii) Miyako

     On December 15, 1994, Miyako purchased $350,000 principal amount of the 8% Notes. In connection with its purchase of 200,000 shares of Common Stock on November 5, 1991, Miyako also was issued 20,000 Warrants.

          (iii) Voleon

     On December 17, 1993, Voleon purchased $200,000 principal amount of the Company's 11% Convertible Notes (the "11% Notes"). On March 25, 1994, Voleon purchased an additional $100,000 principal amount of the 11% Notes. The 11% Notes were due one year from the respective date of issuance and were convertible into Common Stock at $5.50 per share. On December 15, 1994, Voleon purchased $550,000 principal amount of 8% Notes. In connection with its purchase of 300,000 shares of Common Stock on October 8, 1991, Voleon also was issued 30,000 Warrants. Voleon was issued a further 3,500 Warrants in connection with its purchase of 35,000 shares of Common Stock on April 1, 1992.


                              Page 17 of 22 Pages

     The Company issued the 8% Notes to refinance the 11% Notes and to provide additional working capital. As a result, Voleon's 11% Notes were paid off from the proceeds of the issuance of the 8% Notes and are no longer outstanding.

     Like the 11% Notes, the 8% Notes originally were due one year from the date of issuance. In July 1995, each of Good Hope, Miyako and Voleon agreed with the Company to extend the maturity date of the 8% Notes to April 30, 1996.

     (d)  Inapplicable.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Each Reporting Person invested in the Company independently and reserves the right to pursue any course of action relating to its respective investment independent of the other Reporting Persons individually or with other parties.

     Good Hope, Miyako and Voleon were parties to the Agreement. Since the date of the Agreement, Good Hope, Miyako and Voleon have continued to have periodic discussions with the management of the Company and Mr. Connor as part of their review of the performance of their investment in the Company and consideration of possible strategies for enhancing value, as discussed above in
Item 4.


                              Page 18 of 22 Pages

     Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement among Good Hope Developments SA, Miyako Management Pacific Corp., Voleon Shipping Corporation, Alkiviadis-Gregorios Logothetis, John B. Goulandris and Thrassivoulos Voyazides.

     Exhibit 2 Agreement dated September 19, 1994, among Philip R. Connor, Jr. and the other shareholders party thereto (Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995).


                              Page 19 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated October 19, 1995

                                   GOOD HOPE DEVELOPMENTS SA


                                   By:  /s/ Spyros H. Buhayer
                                        -------------------------------------
                                        Name:  Spyros H. Buhayer
                                        Title: President and Director


                                   MIYAKO MANAGEMENT PACIFIC CORP.


                                   By:  /s/ Walter Raillard
                                        --------------------------------------
                                        Name:  Walter Raillard
                                        Title: President and Director


                                   VOLEON SHIPPING CORPORATION


                                   By:  /s/ G. Calochristos
                                        ---------------------------------------
                                        Name:  G. Calochristos
                                        Title: Secretary/Treasurer and Director


                                   /s/ Alkiviadis-Gregorios Logothetis
                                   --------------------------------------------
                                   Alkiviadis-Gregorios Logothetis


                                   /s/ John B. Goulandris
                                   --------------------------------------------
                                   John B. Goulandris


                                   /s/ Thrassivoulos Voyazides
                                   ---------------------------------------------
                                   Thrassivoulos Voyazides


                              Page 20 of 22 Pages

                                 EXHIBIT INDEX


     EXHIBIT                                                PAGE


     Exhibit 1 Joint Filing Agreement among Good Hope Developments SA, Miyako Management Pacific Corp., Voleon Shipping Corporation, Alkiviadis-Gregorios Logothetis, John B. Goulandris and Thrassivoulos Voyazides.

     Exhibit 2    Agreement dated September 19, 1994, among
                  Philip R. Connor, Jr. and the other shareholders party thereto (Incorporated by reference from the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995).


                              Page 21 of 22 Pages

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Austin's International, Inc. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this October 19, 1995.


                              GOOD HOPE DEVELOPMENTS SA


                              By:  /s/ Spyros H. Buhayer
                                   ------------------------------
                                   Name:  Spyros H. Buhayer
                                   Title: President/Director


                              MIYAKO MANAGEMENT PACIFIC CORP.


                              By:  /s/ Walter Raillard
                                   ------------------------------
                                   Name:  Walter Raillard
                                   Title: President/Director


                              VOLEON SHIPPING CORPORATION


                              By:  /s/ G. Calochristos
                                   -------------------------------
                                   Name:  G. Calochristos
                                   Title: Secretary

                              /s/ Alkiviadis-Gregorios Logothetis
                              ------------------------------------
                              Alkiviadis-Gregorios Logothetis

                              /s/ John B. Goulandris
                              ------------------------------------
                              John B. Goulandris

                              /s/ Thrassivoulos Voyazides
                              ------------------------------------
                              Thrassivoulos Voyazides


                              Page 22 of 22 Pages